UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 476th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 30th, 2024

1. DATE, TIME AND VENUE: On August 30th, 2024, at 04:00 p.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) da Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Board of Directors, who subscribe these minutes, as provided for in Article 15, Second Paragraph of the Company’s Regulations, establishing, therefore, quorum in accordance with the Article 18 of the Company’s Regulations. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira was also present, as the Meeting Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Amendment to the Buyback Program of Shares issued by the Company: An amendment proposal has been presented to the 2024-2025 common buyback of shares Program approved in a Board of Directors meeting held on March 4th, 2024, and disclosed in the material fact of March 5th, 2024 ("Program"), in order to increase the maximum amount of resources that may be used for share buybacks from R$1.0 billion to R$1.5 billion, while maintaining all other terms and conditions of the Program, except for the number of shares (i) in circulation, (ii) held in treasury and (iii) to be acquired, which have been updated due to the time elapse since the approval of the Program ("Amendment"). Thus, the Program, as amended, includes the following:

(i) Program objective: Acquisition of common shares issued by the Company for treasury purposes, future cancellation or alienation, without reduction of the capital stock, to increment the value to the shareholders by the efficient investment of the funds available in cash, optimizing the allocation of the Company’s capital;

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 476th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 30th, 2024

(ii) Funds: the share buybacks will be carried out utilizing the available funds in the statutory reserve of income, and the income for the current fiscal year may also be used, in accordance with Article 8, paragraph 1, items I and II, of RCVM 77/2022, of March 29th, 2022. The maximum amount to be used in the Program is R$ 1.5 billion;

(iii) Term: The Program will begin on March 5th, 2024, and end on March 4th, 2025;

(iv) Price and acquisition method: The acquisitions shall be made in the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices;

(v) Number of shares to be acquired: Considering the record date of July 31st, 2024, the maximum number of shares that may be acquired, according to the legal limit, is 30,332,692 common shares already deducted by the 10,499,456 shares held in treasury;

(vi) Intermediary Financial Institutions: the buyback operations carried out under the Program will be intermediated by the following financial institutions: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A. (current trade name of Bradesco S.A. CTVM); (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iii) Itaú Corretora de Valores S.A.; (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A.; and (v) XP Investimentos CCTVM S.A.

Lastly, in accordance with article 6º of RCVM 77, the members of the Company’s Board of Directors approved the Amendment to the Program, as presented, as well as provided the information contained in Exhibit I of these minutes and authorized the Company’s Management to take all necessary actions to amendment to the Program.

5. CLOSING: there being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, August 30th, 2024. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 476th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 30th, 2024

I hereby certify that these minutes are a faithful copy of the minutes of the 476th Meeting of the Board of Directors of Telefônica Brasil S.A., held on August 30th, 2024, drawn up in the Company’s book. This is a free English translation.

________________________________________

Breno Rodrigo Pacheco de Oliveira
Meeting Secretary

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 476th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 30th, 2024

EXHIBIT I

Exhibit G to CVM Resolution No. 80/22

Trading of Shares of Own Emission

1. Justify in detail the objective and expected economic effects of the operation:

The program of buyback of shares issued by Telefônica Brasil S.A. (“Company”) approved at the meeting of the Company’s Board of Directors held on March 4th, 2024 and amended on August 30th, 2024, is intended for the acquisition of common shares issued by the Company for treasury purposes, future cancellation or alienation, without reduction in the capital stock, to increment the value to the shareholders by the efficient investment of the funds available in cash, optimizing the allocation of the Company’s capital (“Program”).

2. Inform the number of (i) outstanding shares and (ii) treasury shares:

On record date of July 31st, 2024, the number of Company’s shares: (i) that are outstanding is 408,321,482 common shares, as defined by Article 1, sole paragraph, item I, of CVM Resolution No. 77, of March 29th, 2022 (“Resolution 77”); and (ii) held in treasury is 10,499,456 common shares.

3. Inform the number of shares that may be acquired or alienated:

Considering the record date of July 31st, 2024, the maximum number of shares that may be acquired, according to the legal limit, is 30,332,692 common shares already deducted by the 10,499,456 shares held in treasury;

4. Describe the main characteristics of the derivative instruments the Company may use, if any:

Not applicable. The Company will not use derivative instruments.

5. Describe, if any, agreements or voting instructions between the Company and the counterparty of the transactions:

Not applicable. The acquisition of shares shall occur by means of stock Exchange transactions and, therefore, there are no voting instructions between the Company counterparties in the transaction.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 476th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 30th, 2024

6. In the case of transactions carried out outside the organized securities market, inform: a. the maximum (minimum) price for which the shares shall be acquired (sold); and b. if it is the case, the reasons that justify the transaction at prices higher than 10% (ten percent), in case of acquisition, or lower than 10% (ten percent), in case of alienation, than the average quote, weighed by volume, in the 10 (ten) previous trading days:

Not applicable. The transactions shall be carried out at the stock exchange, at market values.

7. Inform, if any, the impacts the negotiation will have on the composition of the controlling interest or the company’s administrative structure:

Not applicable. There will be no impact on the composition of control or administrative structure of the Company due to the implementation of the Program.

8. Identify the counterparties, if known, and in case of a related party, as defined by the accounting standards that govern the matter, also provide the information required by article 9 of CVM Resolution No. 81, of March 29th, 2022:

Not applicable. The acquisition of shares shall occur through stock exchange transactions, and thus the counterparties are not known.

9. State the allocation of the funds earned, if applicable:

The common shares acquired under the Program may be held in treasury, cancelled, or alienated. In case of the subsequent sale of the shares acquired within the context of the Program, the allocation of the funds shall be timely decided, when there shall be a proper communication to the market.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 476th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 30th, 2024

10. Indicate the maximum term for the liquidation of the authorized transactions:

The Program will begin on March 5th, 2024, remaining in effect for 12 (twelve) months, until March 4th, 2025.

11. Identify the institutions that will act as intermediaries, if any:

The buyback operations carried out under the Program will be intermediated by the following financial institutions: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A. (current trade name of Bradesco S.A. CTVM); (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iii) Itaú Corretora de Valores S.A.; (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A.; and (v) XP Investimentos CCTVM S.A.

12. Specify the funds available to be used, as per article 8, paragraph 1, of CVM Resolution No. 77, of March 29th, 2022:

The share buybacks will be carried out utilizing the available funds in the statutory reserve of income, and the income for the current fiscal year may also be used, in accordance with Article 8, paragraph 1, items I and II, of RCVM 77/2022. The maximum amount to be used in the program is R$ 1.5 billion (one billion and five hundred million Brazilian reais).

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 476th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 30th, 2024

13. Specify the reasons why the members of the Board of Directors are comfortable that the repurchase of shares will not hinder the fulfillment of obligations assumed before creditors nor the payment of fixed or minimum mandatory dividends:

The Board of Directors evaluates that the Company’s current financial position, its capital structure and its high capacity for cash generation and low level of indebtedness, are compatible with the execution of the Program in the proposed amount, without prejudice of its ability to fulfill the other obligations assumed before creditors, as well as the payment of mandatory dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 30, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director